ELITE EXPRESS HOLDING INC.

May 23, 2025

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Cheryl Brown
Liz Packebusch
Myra Moosariparambil
Shannon Buskirk

Re:	Elite Express Holding Inc.
Registration Statement on Form S-1
Filed May 5, 2025
File No. 333-286965

Ladies and Gentlemen:

This letter is in response to the letter dated May 16, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Elite Express Holding Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form S-1

General

1. We note that Section 7.13 of your Amended and Restated Bylaws states that unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Clearly describe any risks or other impacts on investors including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: In response to the Staff’s comments, we have revised our disclosure on page 15 of Amendment No. 1 accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yidan Chen
Name:	Yidan Chen
Title:	Chief Executive Officer, President, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC